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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 29, 2003

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE
ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: April 29, 2002

DECISIONS OF THE SHAREHOLDERS' MEETING

        Turin, 29 April 2003—The Shareholders' Meeting of SANPAOLO IMI S.p.A., held today at the offices in Piazza San Carlo, adopted the following motions on the agenda:

ordinary part

  1.
  approval of the financial statements for 2002 and distribution of income for the year: the Meeting approved the Parent financial statements and examined the consolidated financial statements of the Group at 31 December 2002. From Parent income for the year of Euro 764,079,416 shareholders will receive a dividend of Euro 0.30 for each of the 1,448,831,982 ordinary shares and 388,334,018 preferred shares into which the equity capital is divided, with the transfer to the extraordinary Reserve of the portion not distributed against any own shares held by the Bank at 19 May 2003. The share will be ex dividend next 19 May and paid on 22 May.

    Also approved were transfer to reserves: Euro 212,012,132 to the extraordinary Reserve and Euro 917,484 to the Reserve pursuant to art. 13 c.6 D.Lgs 124/93.

    Consolidated net income for 2002 was 889 million Euro, down 35.4% on 2001.

  2.
  authorisation for the purchase and sale of own shares: the Meeting approved the renewal of the authorisation for the purchase of own shares, according to current regulations in force, up to a maximum of 180 million shares for 18 months; the increase in the Reserve for Purchase of own shares up to 1,000 million Euro, through the difference of 544 million Euro from the extraordinary Reserve, was also authorised.

  3.
  determination of compensation of the Directors. The Meeting approved the criteria to be used for the determination of the variable part of the compensation of the Directors for 2003. These criteria, pursuant to art. 15, paragraph 8, of the Articles and By-Laws, are thus defined:

  •
  1 per thousand of the net income in the consolidated financial statements against the same period, when the said income shows growth of less than 5% on the 2002 consolidated net income;

  •
  1.5 per thousand of the net income in the consolidated financial statements against the same period, when the said income shows growth of equal to or more than 5% on the 2002 consolidated net income.

  The variable part will be paid following the approval of the financial statements for 2003 and may be amended in the light of new or unforeseeable facts, such as aggregations or other extraordinary transactions, likely to have a significant effect on the parameters adopted.

extraordinary part

  1.
  increase in the legal Reserve to the maximum limit pursuant to art. 2430, c.1 of the Italian Civil Code. The Meeting approved the increase in the legal Reserve from Euro 792,561,421.3 to Euro 1,028,812,960 through the posting of the following capital reserves:

  •
  Merger goodwill: Euro 141,542,285

  •
  Reserve ex art. 7, paragraph 3 L.218/90: Euro 80,359,536.66

  •
  Reserve ex D.Lgs. 169/83: Euro 11,514,113.06

  •
  Share premium: Euro 2,835,603.98

  The transaction derives from the opportunity to redefine the structure of SANPAOLO IMI's net shareholders' funds following the completion of the merger with Cardine Banca (with merger goodwill of approximately 1,583 million Euro): as a result SANPAOLO IMI increased its equity capital by Euro 1,211,629,680.8 and, thus, the legal Reserve previously measured at 20% of equity capital would be less than the said limit.

ANTONIO MARIA MAROCCO SUBSTITUTES
GABRIELE GALATERI IN THE SANPAOLO IMI BOARD OF DIRECTORS

        Turin, 29 April 2003—The Board of Directors of SANPAOLO IMI has noted the resignation from office of the Board of Directors of the Bank by the Director Gabriele Galateri di Genola following the important and demanding recent appointment in Mediobanca.

        The Board of Directors expressed its most strong appreciation and thanks to Dott. Galateri for his valuable contribution to the Board of Directors from the moment of the arrival of IFI/IFIL in Sanpaolo's shareholder base before its privatisation (1997), and has nominated in his place Notaio Antonio Maria Marocco.

2

SANPAOLO IMI Group: operational growth in the first months of 2003

        Turin, 29 April 2003—The Board of Directors of SANPAOLO IMI meeting today has made a preliminary examination of the principle operating aggregates for the first three months of the year, which will be approved and made public on 13 May with the quarterly report.

        The preliminary results for the quarter, presented at the Shareholders' Meeting, confirm the signs of recovery already present in the final months of the previous year.

        The financial assets of customers grew 0.6% from the beginning of the year.

        Assets under management also grew (+1.2%) in the first part of 2003, notwithstanding a still negative trend due to stock market performances: net inflows were particularly positive amounting to some 4 billion Euro, with net inflows in mutual funds of 2,439 million Euro and assurance premia of 1,641 million Euro.

        Good performance is also evidenced by administered funds (+1.0%), while direct deposits were practically unchanged (–0.3%).

        Customer loans also increased, both on an annual basis (+2.4%), and since the beginning of the year (+1.2%); asset quality remains high.

        The Group shows a capacity to grow even in difficult markets and confirms the positive dynamic in market share already registered since the end of 2002.

        In particular there has been a reversal of trend as regards customer loans (since approximately the middle of last year the Group has gained market share passing from 10.8% to 11.2%); leadership has been consolidated in mutual funds and there has been a significant increase in the market share of the life sector, both in terms of technical reserves and in premia.

Private Securities Litigation Reform Act of 1995

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

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SIGNATURES
DECISIONS OF THE SHAREHOLDERS' MEETING
ANTONIO MARIA MAROCCO SUBSTITUTES GABRIELE GALATERI IN THE SANPAOLO IMI BOARD OF DIRECTORS
SANPAOLO IMI Group: operational growth in the first months of 2003